February 9, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:  Berkeley Lights, Inc.
Registration Statement on Form S-4
Filed January 30, 2023
(File No. 333-269466)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto (the “Registration Statement”) of Berkeley Lights, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on February 10, 2023, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Damien R. Zoubek of Freshfields Bruckhaus Deringer US LLP at (212) 230-4612 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Scott D. Chaplin
Scott D. Chaplin
Chief Legal Officer
Berkeley Lights, Inc.

cc:	Via Email Damien R. Zoubek, Esq., Freshfields Bruckhaus Deringer US LLP Oliver J. Board, Esq., Freshfields Bruckhaus Deringer US LLP